Invest in Tennessee Whiskey the Musical

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The Story of Dean Dillon— the Man Behind Country Music's Greatest Hits

TENNESSEEWHISKEYTHEMUSICAL.COM NEW YORK NEW YORK



Growing up in Texas, I was indifferent to country music -- but it was everywhere! My training took me towards classical and Broadway music. However, over the years I came to understand, appreciate and enjoy the depth of much of country music -- particularly Dean Dillon's songs. So when I had the opportunity to produce this show, I jumped on it!

Dewey Moss Lead Producer @ Tennessee Whiskey the Musical

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Why you may want to invest in us...

1. A team of Broadway Veterans & talent are producing/working on the show, collectively with decades in the business creating Broadway shows
2. 46% of US Adults are Country Music Listeners*, providing a strong built-in audience for the show's success (*Country Music Association data)
3. Country Music Hall-of-Famer Dean Dillon is a producer on the show, and George Strait is a big fan of Tennessee Whiskey the Musical!
4. The show uses some of Country's biggest #1 Hits, from the King of Country Music George Strait and others, adding to it's potential success
5. $25k is usually the minimum B'way show investment -- this opportunity allows you to get involved starting at just a $100 investment!

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Dewey Moss
Lead Producer
An award-winning producer/director/writer whose career has spanned Broadway, film/TV, and the opera worlds.

Lisa Dozier King
Executive Producer
A Broadway General Manager with an impressive list of credits, including Be More Chill currently about to open in London's West End

Wildcatters Network
Producer and Investor
Celebrating the lifestyle of a Wildcatter with an online magazine, Wildcatters Network also has active investments in virtual reality, medical research, software development, and the entertainment industry - film, theater, and music.

Brooksie Wells
Producer
A chart-topping singer/songwriter who is actively producing in music, theater, and film.

Why people love us

"I, like so many people, feel like Dean Dillon's music is entrenched into the fabric of an entire generation. He's a master storyteller, first and foremost. As a writer who is looking to put together a book and a musical, you hope you can get music that tells a story – that furthers the plotline."

Dewey Moss
Lead Producer, Tennessee Whiskey the Musical

"His songs (which you definitely know, even if you didn't realize he wrote them!) are so full of heart, intelligence and depth. And his story of struggle and success will definitely resonate with audiences around the world. I'm eager and honored to take on the challenge of doing justice to his story and his incredible songs."

Jonah Platt
Actor, Writer and Musician

In the news

Downloads

- TWTM OneSheeter WestEnd.pdf
- WeFunder OverviewDeck.pdf
- TWTM InvInfo CONFIDENTIAL.pdf

About the Musical

Tennessee Whiskey the Musical is a show about the rise of a songwriting icon, Dean Dillon, his personal struggles with alcoholism and drugs that almost ended his life, and his ultimate redemption and success. This is an emotional story told in a way that only country music can capture.


Tennessee
WHISKEY
THE MUSICAL

"Tears. Pure and simple [...] I just started crying. To think that a song I had written would be good enough for somebody to play on the radio was an amazing thought."

Dean Dillon says of hearing Jim Ed Brown and Helen Cornelius' "Lying In Love With You" on the radio. This song reached No. 2 on the Hot Country Songs chart and was just the beginning of Dillon's songwriting career.



John Shearer/Getty Images for BMIDean Dillon onstage at the 64th Annual BMI Country Awards at BMI on Nov. 1, 2016 in Nashville, Tenn.

A Sampling of Our Team's Award-Winning Projects


BE MORE CHILL
GLENN CLOSE
SUNSET BLVD
the cher show
WICKED
THE CRUSADE OF CONNOR STEPHENS
STAINED GLASS & Neon
IRON ORCHARD
DEATH OF THE PERSIAN PRINCE

Featured In

Tennessee Whiskey— The Story

The show begins at a lavish awards ceremony with famous country music stars seen in an on-screen salute to Dean Dillon. When Dean himself is called to stage to accept the award, he becomes extremely emotional and begins to reminisce about his journey up to this special moment.

As he begins to remember his past, we are taken back in time to the late 1970's when he was a young man, and follow his move to Nashville to escape an abusive household, his career ups and downs that cause a severe addiction to alcohol and drugs, his struggles with personal and professional relationships with his wife and famous individuals such as George Strait, his near suicide, and ultimately his successful attempt to restore his life that leads us back to the moment at the awards ceremony where we began.



Photos from the Kick-Off Event for the Musical in NYC, Featuring Dean Dillon in Concert

Listen to Our Preliminary Demos from the Musical

These demos, arranged by Broadway Veteran Matt Hinkley and featuring Broadway Singers, show how these famous country songs are being utilized in the musical. Take a listen, and read a bit more bout the storyline along the way.


Tennessee Whiskey Demos
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Tennessee
WHISKEY
4 SAMPLE MUSIC DEMOS


SAMPLE PRELIMINARY COSTUME DESIGNS
Dean's Wife, Terri
Young Dean Dillon
Barbara Mandrell
Helen Cornelius & Jim Ed Brown

Creator Statement

The show is much more than a typical jukebox musical — it's a story of a lost soul finding himself and surviving against all odds, with music that truly captures the soul of one America's great songwriting artists. How lucky I am to be a part of sharing it.

And now we are, ready to present it to the world. I have no doubt that people will come to Tennessee Whiskey the Musical simply to enjoy the music they know and love. They will leave being moved by an incredible story that will last in their minds far beyond the music.

I hope you'll join us in telling this story.

Our Team


WILDCATTERS
NETWORK

From left to right:

Dean Dillon (Songwriter/Producer)
Dewey Moss (Lead Producer/Book Writer)
Lisa Dozier King (Executive Producer/General Manager - LDK Productions)
Brooksie Wells (Producer)
Wildcatters Network (Producer)




Jonah Platt has been tapped to don the cowboy hat and the signature mustache of Country Songwriter Hall-of-Famer Dean Dillon in *Tennessee Whiskey The Musical: The Story of Dean Dillon*.

Platt is an actor, writer and musician that has appeared in the Tony Award-winning *Wicked*, as well as the Los Angeles revival of *Bare* and the Hollywood Bowl's production of *Hair*. On television, Platt has appeared in *Curb Your Enthusiasm, Parenthood, The Office, and Jesus Christ Superstar: Live in Concert.*

He has also worked on the writing staff of *Family Guy* and *Parks and Recreation*. He is currently a co-writer/music supervisor/executive producer of *ZOMBO*, an in-development undead musical TV adventure.

Why this Story?

The journey is told with humor, emotion, and a great spirit of survival against the backdrop of famous songs that are part of the fabric of an entire generation of country music fans. It is a universal story that is sure to deeply affect not only country music lovers, but anyone who enjoys a story of the human spirit and redemption against all odds.

How We Make Money


Revenue Flow for Investors in a Broadway Show
REVENUE GENERATION
Gross Weekly Box Office revenue is generated by ticket sales. Operating costs, royalties, and other costs are subtracted, resulting in the Adjusted Net Box Office (ANBO).
RECOUPMENT PHASE
Once the show is generating revenue, 100% of ANBO revenue is paid back to the investment pool until the show's capitalization amount is recovered in its entirety. In some cases, an additional return on the investment is offered before the Profit Phase.
PROFIT PHASE
Once all investment money has been returned, the show enters Profit, and is considered a "hit" by the industry. During this phase, ANBO is split 50/50 - 50% to the Producers of the show and 50% to the investment pool. This profit split continues for the duration of the commercial production's run.

Listen to Dean Dillon Sing "Umbrella Song" at the Kick-Off Event for Tennessee Whiskey the Musical in NYC


Dean Dillon Umbrella Song - Tennessee Whiskey the Musical ...
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Investor Q&A

– COLLAPSE ALL

What does your company do?

We produce commercial theater (Broadway, Off-Broadway, West End) and films

Where will your company be in 5 years?

We want to be a premiere lead producing company in the Broadway space, producing high-quality and award-winning commercial hits.

Why did you choose this idea?

Growing up in Texas, I was indifferent to country music -- but it was everywhere! My training took me towards classical and Broadway music. However, over the years I came to understand, appreciate and enjoy the depth of much of country music -- particularly Dean Dillon's songs. So when I had the opportunity to produce this show, I jumped on it!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Dean Dillon's music has experienced a renaissance. With Chris Stapleton's cover of Tennessee Whiskey along with Sundance Head releasing an album of Dean's music, a whole new generation of fans have been created to add to those of George Strait's music, and Strait continues to easily sell out multiple shows at T-Mobile arena in Vegas. At the same time, the popularity of Broadway shows, particularly "Jukebox Musicals" like Beautiful, Jersey Boys, and Mama Mia has never been higher. The combination of country music and the Broadway format makes for a winning combination.

What is your proudest accomplishment?

My proudest accomplishment thus far is having produced The Crusade of Connor Stephens, a show that addresses gun violence in America. It was a serious drama, and most said as an "issue" show it wouldn't succeed. However it had a solid Off-B'way run, and continues to move audiences throughout regional theaters today.

How far along are you? What's your biggest obstacle?

We have completed the script, secured rights to the music, assembled a team of Broadway Veterans for designers and other creatives, secured a Broadway General Manager, signed on Dean Dillon as producer, and found our starring actor to play the character of Dean. Our biggest obstacle is simply the equity raise, as is always the case for commercial theater.

Who are your competitors? Who is the biggest threat?

Any Broadway show that is currently running or due to open would be considered a competitor. Our biggest threat is timing: being able to mount this show while Dean Dillon's music is "hot" in the market.

What do you understand that your competitors don't?

We understand the commercial popularity of contemporary Country Music. While there have been musicals to utilize older country music (Patsy Cline, Johnny Cash, etc.), there has yet to be a musical featuring contemporary country music that spans the current generation of theater ticket buyers.

How will you make money?

Via box office ticket sales. An enormous effort is behind that initiative, supported by a large advertising line item in order to promote pre-sales.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Any Broadway show is inherently risky as it relies on the tastes and preferences of the public to make it a success. If Tennessee Whiskey fails, it would most likely be due to our team being unable to reach the appropriate country music-loving audience to make it a success.

What do you need the most help with?

We need help expanding our network of investors who are willing to take the risk of investing in theater, but also understand the importance of quality theater -- we firmly believe that theater helps heal the soul and provides a much needed artistic format in our culture.

What would you do with the money you raise?

In this initial raise we will staff up and pay existing staff, look to put a deposit down on the theater, and begin marketing initiatives.

Who is Dean Dillon?

Dean Dillon was born on March 26, 1955, in Lake City, TN and started playing guitar at the age of 7. At the age of 15 he appeared in a local Knoxville, TN Variety Show called JIM CLAYTON'S STARTIME as a songwriter and performer; by the end of high school, Dean Dillon had his mind set on Nashville.

After hitchhiking to Music City in the early 70's, it wasn't long before he caught the watchful eye of Shelby Singleton of SUN RECORDS. After a short recording stint that produced one record, Dean was once again walking the streets of a town he barely knew. In 1976 Dillon landed the role of Hank Williams in Opryland's Country Music Show, USA. The theme park gig indirectly helped Dillon secure his first publishing deal with Nashville producer, publisher Tom Collins. Three weeks later Barbara Mandrell recorded three of Dillon's songs. In 1979 Jim Ed Brown and Helen Cornelius had a number 1 hit with Dillon's "Lying Here In Love with You" a song he co-wrote with fellow tunesmith Gary Harrison of "Strawberry Wine" fame. It was both writers first number 1 hit record.

Although it was writing songs for others where Dillon's future lay, the young singer was hell bent on making it as a recording artist. Between 1979 and 1981 Dillon released 12 singles for RCA Records. Three of the songs reached the Top 30 on the country charts, including "Nobody in His Right Mind Would've Left Her," which climbed all the way to number 25 (and later became a number 1 hit for George Strait). Between1979 and 1983, as an artist Dillon charted eight times and broke the Top 30 with "I'm into the Bottle (To Get You out of My Mind)." He also wrote hits for other country stars like the 1983 George Jones number 1 hit "Tennessee Whiskey". These successes established Dillon as a performer and as a songwriter. It wasn't long until Dillon was paired by RCA Record head, Jerry Bradley, with Gary Stewart, the "King of the Honky Tonkers." The vices of the two men fed off of each other and while their two bleary, good-timing albums were successful and looked like hard-living prototypes to Brooks & Dunn, (especially 1982's Brotherly Love), the partnership had little use for the straight and narrow. After "Those were the Days", Dillon took a five year hiatus from recording, cleaned up his personal life and concentrated on songwriting. He wrote or co-wrote a number of hits during this period and had considerable success with George Strait, who took five of his songs to the charts between 1981 & 1988. The exposure landed Dillon a new contract with CAPITOL RECORDS, who released two Ricky Scruggs produced albums, Slick Nickel and I've Learned to Live. The later featured a Tanya Tucker duet "Don't You Even Think About Leaving." Dillon next signed with ATLANTIC, where he issued his most successful album. It was 1991's Out of Your Mind which referenced the hard country of Dillon's heroes, but it also flirted with pop. The LP was lauded as a throwback, an answer to Nashville's penchant for vapidity.

In 2002, he was inducted into the Nashville Songwriters Hall of Fame (along with Bob Dylan and Shel Silverstein). Early the following year Dillon signed a songwriting contract with Sony/A TV Tree, which came after his fifteen year relationship with Rose Acuff, a publishing company Sony acquired in July 2002.

Dean Dillon's songwriting has thrived. He has recently written songs for famous faces like Kenny Chesney, Toby Keith and Lee Ann Womack. His association with George Strait over the years has brought him to an ICON STATUS in country music. It's the relationship with Strait that has, to a large extent, defined both of their careers. And in a genre built on great songwriters writing for great singers, there has never been another team like it. Dillon has composed or co-written 63 songs for Strait, including 19 singles, 11 which went to number 1. Even in a career like Strait's, the Dillon titles stand out: "Marina del Rey", "The Chair", "I've Come to Expect it From You". "Easy Come. Easy Go". "She Let Herself Go". and "The Best Day." His songs all pair instantly catchy melodies with gutbucket country lyrics, signature qualities of a Dillon composition that would also become hallmarks of Strait's own style and sound.

As producer Tony Brown explained "they are the elements that allow Strait to sound traditional without sounding old-timey.

At his ranch home in Gunnison, Colorado, Dean Dillon's walls display an array of timely photographs and awards consisting of: 1985 Billboard Country Music Artist Of The Year Award; 1986 Nashville Song Writers Award; 1995, 1996, 1998 CMA TRIPLE PLAY AWARD ; Three Time Grammy Nominee; Lee Iacocca Award (American Automotive Division); Twenty Six (26) Number 1 Records Award; and the coveted 2013 BMI Icon Award.